EXHIBIT 21.1

SUBSIDIARIES OF PARK ELECTROCHEMICAL CORP.

The following table lists all of Park's directly and indirectly owned subsidiaries and the jurisdiction in which each such subsidiary is organized.

Name	Jurisdiction of Incorporation

Metclad International Corp.	Delaware
Neluk, Inc.	Delaware
New England Laminates Co., Inc.	New York
Papa Echo Aircraft Corp.	Delaware
Park Advanced Composite Materials, Inc.	Connecticut
Park Advanced Product Development Corp.	Delaware
Park Aerospace Technologies Corp.	Kansas
ParkNelco SNC	France
Park Sales Corp.	Delaware
Tin City Aircraft Works, Inc.	Kansas
Park Aerospace Technologies Asia Pte. Ltd.	Singapore
NW Orangethorpe, Inc.	New York